FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR FISCAL YEAR ENDED DECEMBER 31, 2002
COMMISSION FILE NUMBER

ACS GOVERNMENT SAVINGS PLAN
(Full Title of the Plan)

AFFILIATED COMPUTER SERVICES, INC.
(Name of Issuer)

2828 North Haskell Avenue
Dallas, Texas 75201
(Principal Executive Office)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

William L. Deckelman, Jr., Esq.
Executive Vice President, Secretary And General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75201
(214) 841-6144

REQUIRED INFORMATION
INDEX TO EXHIBITS
SIGNATURE
Ex-23 Consent of SalmonBeach & Associates PLLC

REQUIRED INFORMATION

     The ACS Government Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of SalmonBeach & Associates PLLC

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS Government Savings Plan

By:	/s/ Lora Villarreal
Name:	Lora Villarreal
Title:	Administrative Committee Member

Date:	June 25, 2003

ACS GOVERNMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS’ REPORT

FOR THE YEAR ENDED DECEMBER 31, 2002

ACS GOVERNMENT SAVINGS PLAN

DECEMBER 31, 2002

Independent Auditors’ Report	1
Statements of Net Assets Available for Benefits December 31, 2002 and 2001	3
Statement of Changes in Net Assets Available for Benefits-For the Year Ended December 31, 2002	4
Notes to Financial Statements	5
Supplemental Schedules	14

INDEPENDENT AUDITORS’ REPORT

To the Participants and Plan Committee of the
ACS Government Savings Plan

We have audited the accompanying statements of net assets available for benefits of ACS Government Savings Plan (Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 14 and 15 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

ACS Government Savings Plan
Page two

The supplemental schedules are the responsibility of the Plan’s management. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SalmonBeach & Associates PLLC

Dallas, Texas
May 14, 2003

ACS GOVERNMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
Cash
Fidelity interest bearing accounts	$42,378,550	$39,041,993
Noninterest bearing accounts	166,610	—

	42,545,160	39,041,993
Participant directed investments
Pooled separate accounts held by Fidelity at fair value	97,874,957	86,909,799
ACS stock fund	11,756,271	7,467,519
Nonemployer corporate stock	187,459	114,696
Participant loans	3,621,215	3,219,207

	155,985,062	136,753,214

Accounts receivable
Employer	2,349,432	1,910,997
Participants	473,152	1,176
Other	435	9,856

	2,823,019	1,922,029

TOTAL ASSETS	158,808,081	138,675,243

LIABILITIES
Benefit claims payable	—	26,627
Operating payables	59,019	27,723

	59,019	54,350

NET ASSETS AVAILABLE FOR BENEFITS	$158,749,062	$138,620,893

The accompanying notes are an integral part of these financial statements.

ACS GOVERNMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

Additions
Contributions
Participants	$17,287,400
Employer	5,418,620
Rollover from other plans	1,228,847

Total contributions	23,934,867

Earnings on investments
Net realized/unrealized depreciation on investments	(22,204,197)
Interest/dividends	885,401

Total earnings on investments	(21,318,796)

Total Additions	2,616,071

Deductions
Benefits paid to participants	17,932,950
Plan expenses	31,983

Total Deductions	17,964,933

Decrease in net assets before net transfers to this plan	(15,348,862)
Net transfers to this plan	35,477,031

Increase in net assets	20,128,169
Net Assets Available for Benefits
Beginning of period	138,620,893

End of period	$158,749,062

The accompanying notes are an integral part of this financial statement.

ACS GOVERNMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1. Plan Description

The following description of ACS Government Savings Plan (Plan) provides only general information. Affiliated Computer Services, Inc. (ACS) is the sponsor and administrator of the Plan. Fidelity Management Trust Company is the Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was established on July 1, 1988. The Plan was amended and restated as of July 1, 2001 to change the name of the Plan from The 401(k) Savings Plan for ACS Government Solutions Group to ACS Government Savings Plan and merge the assets of ACS Defense, Inc. Profit Sharing and 401(k) Plan, and ACS Desktop Solutions, Inc. 401(k) and Profit Sharing Plan.

During the current year, the assets of Clinton Computer, Inc. 401(k) Profit Sharing Plan; Synetics 401(k) Savings and Investment Plan; and RMS Information Systems (also known as the Intellisource Group), Inc. Savings and Investment Plan were merged into the Plan.

The Plan was amended during the current year to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code of 1986.

Participants in the Plan have the option of investing their contributions to the Plan in the following funds held at Fidelity during the year ended December 31, 2002:

Separate Accounts

Fidelity BrokerageLink seeks to provide a broad range of investment products allowing the employee to manage their retirement savings more actively. The participant can invest in most listed stocks, options, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, and other securities.

Fidelity Diversified International Fund is a growth mutual fund that seeks to increase the value of investments over the long term through capital growth by investing at least 65% of total assets in foreign securities.

Fidelity Equity-Income Fund is a growth and income mutual fund, which seeks to provide a reasonable income by attempting to provide a yield that exceeds the composite yield of the S&P 500 Index. At least 65% of total assets are invested in income-producing equity securities, mostly large-cap “value” stocks.

ACS GOVERNMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Separate Accounts (Continued)

Fidelity Freedom Income Funds (General, 2000, 2010, 2020, 2030 and 2040) offers a blend of stocks, bonds, and short-term investments within a single fund. The general fund seeks high current income and capital appreciation while the target retirement dates seek to provide high total returns.

Fidelity Growth Company Fund is a growth mutual fund that seeks to provide capital appreciation by investing primarily in common stocks with above average growth potential.

Fidelity Low-Priced Stock Fund is a growth mutual fund that seeks to provide capital appreciation by normally investing at least 65% of total assets in low-priced common stocks of small and medium-sized companies.

Fidelity Retirement Money Market Portfolio is a money market mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity. The fund invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements.

Fidelity Spartan U.S. Equity Index Fund is a growth and income mutual fund seeking to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States by investing at least 80% of assets in common stocks included in the S&P 500.

ACS Stock Fund is a fund that seeks to increase the value of investments over the long term by investing in the common stock of the parent company employer (Affiliated Computer Services, Inc.) by pooling employee’s money to buy shares of stock in the parent company or its affiliates. Ownership is measured in units of the fund rather than shares of stock.

Brazos Real Estate Securities Fund is a growth and income mutual fund that seeks to provide exposure to the real estate market, with the flexibility and control offered by a portfolio of real estate securities. The fund’s assets are invested primarily in stocks of companies in the real estate industry, including real estate investment trusts.

Davis New York Venture Fund, Inc. – Class A is a value mutual fund which seeks to increase the value of investments over the long term through capital growth by investing primarily in stocks of large U.S. companies with market capitalizations of at least $5 billion, with prospects for long-term sustainable growth.

Franklin Small-Mid Cap Growth Fund I – Class A is a growth mutual fund seeking to increase the value of investment over the long term through capital growth by normally investing at least 80% of its assets in the equity securities of U.S. small-capitalization companies and U.S. mid-capitalization companies.

ACS GOVERNMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Separate Accounts (Continued)

INVESCO Dynamics Fund is a growth mutual fund that seeks to increase investments over the long term through capital growth by investing primarily in domestic common stocks of companies traded on both the U.S. securities exchanges and the over-the-counter market.

PIMCO High Yield Fund – Administrative Class Shares is an income mutual fund which seeks to provide a combination of high current income and capital growth by investing primarily in U.S. dollar-denominated bonds of domestic and foreign issuers rated below investment grade, but at least a B rating.

PIMCO Total Return Fund – Administrative Class Shares is an income mutual fund that seeks to provide a high total return that exceeds general bond market indices by investing in all types of bonds, including U.S. government, corporate, mortgage, and foreign.

Vanguard Balanced Index Fund seeks to provide investment results that match the combined performance of the Wilshire 5000 Index and Lehman Brothers Aggregate Bond Index. The fund invests 60% of its assets in equity securities and 40% in debt securities.

Vanguard Global Equity Fund is a growth stock mutual fund that seeks to provide the potential for long-term growth of capital by investing in U.S. and foreign stocks that offer attractive prospects for total return.

Salary Deferral

The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers all eligible employees of the Company who elect to participate except those who are leased or those who are nonresident aliens not receiving U. S. source income.

Participating employees may contribute up to the lesser of 18% of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary matching contribution each pay period to the Plan equal to a uniform percentage of each such participant’s pretax contribution to be determined each year by the employer.

The Company made the following contributions for the participating companies during the year ended December 31, 2002:

     ACS Government Solutions Group, Inc.

For nonutility contract employees – 100% of the first 2% of employee contributions and then 25% of the next 4% not to exceed 3% of compensation, determined each payroll period.

For utility contract employees – 100% of employee contributions limited to 6% of employee pretax contributions determined each payroll period.

ACS GOVERNMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Salary Deferral (Continued)

     ACS Defense, Inc.

25% of employee contributions limited to 5% of compensation, determined on a payroll-by-payroll basis.

Group A employees are eligible to receive matching contributions but are not eligible for profit sharing contributions.

Group G and Synetics, Incorporated employees are eligible to receive matching contributions based on 100% of the first 2% of an employee’s pretax contribution and a discretionary match of 25% of the next 4% of an employee’s pretax contribution.

Group M employees are not eligible for matching or profit sharing contributions.

     ACS Desktop Solutions, Inc.

100% of the first 2% of employee contributions and then 25% of the next 4% not to exceed 3% of compensation, determined each payroll period.

     Clinton Computer, Inc. and Intellisource Group, Inc.

100% of the first 2% of employee contributions and then 25% of the next 4% not to exceed 3% of compensation, determined each payroll period. Employee service prior to the merger is recognized in this Plan.

All matching contributions made by the Company are invested in the ACS Stock Fund but can be redirected at any time at the discretion of the participant.

Profit Sharing

The Company may make a discretionary profit sharing contribution based on compensation. Employees generally must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year to participate in the Company’s profit sharing contribution. During the year ended December 31, 2002 the Company funded approximately $1,500,000 of the 2001 profit sharing contributions to employees of ACS Defense, Inc. An excess payment was made for the 2001 profit sharing contribution in the 2001 financial statements amounting to approximately $450,000 which was adjusted through the 2002 profit sharing contribution. The 2002 profit sharing contribution of approximately $2,220,000 for the employees of ACS Defense was recognized as an account receivable from the employer at December 31, 2002. The net amount of profit sharing contribution was approximately $1,770,000 for the year ended December 31, 2002. The forfeiture account has $339,494 available to offset the 2002 contribution. The Plan was amended during the year to eliminate future profit sharing provisions in the Plan and allow the employees of ACS Defense, Inc. to be fully vested in their profit sharing contribution account effective December 31, 2002.

ACS GOVERNMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Allocation

The participants’ contributions and the Company’s matching contributions are allocated on a semimonthly basis to each participant’s account. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.

Company profit sharing contributions are allocated among the participants on the last day of the Plan year and in the same proportion that the entitled participant’s compensation for such Plan year bears to the total compensation of all entitled participants.

Vesting

Employee contributions are 100% vested. For vesting of employer contributions, an employee is credited with one year of service for each plan year in which the employee completes at least 1,000 hours of service.

ACS Government Solutions Group, Inc. employer contributions vest at the following rates (for employees hired after January 1, 1999):

Years of Vesting Service	Vested Interest

Less than 2	0%
2 but less than 3	50%
3 or more	100%

For employees hired prior to January 1, 1999, the vesting schedule is as follows:

Years of Vesting Service	Vested Interest

Less than 1	0%
1 to 2	20%
2 to 3	40%
3 to 4	60%
4 to 5	80%
5 or more	100%

ACS GOVERNMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Vesting (Continued)

ACS Defense, Inc. employer contributions vest at the following rates:

Years of Vesting Service	Vested Interest

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Group G and Synetics employer contributions vest in accordance with the following schedule:

Years of Vesting Service	Vested Interest

Less than 2	0%
2 but less than 3	50%
3 or more	100%

ACS Desktop, Inc. employer contributions vest at the following rates (for employees hired after January 1, 1999):

Years of Vesting Service	Vested Interest

Less than 2	0%
2 but less than 3	50%
3 or more	100%

For employees hired prior to January 1, 1999, the vesting schedule for the employer contributions is as follows:

Years of Vesting Service	Vested Interest

Less than 1	0%
1	20%
2 but less than 3	50%
3 or more	100%

Clinton Computer, Inc. and Intellisource Group, Inc. employer contributions vest at the following rates:

Years of Vesting Service	Vested Interest

Less than 2	0%
2 but less than 3	50%
3 or more	100%

ACS GOVERNMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their account balance. The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is a reasonable rate commensurate with current rates. As of December 31, 2002, interest rates on outstanding loan balances ranged from 5.75% to 10.75%. Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values. A participant may not have more than two loans outstanding at the same time.

Termination

The Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants’ vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

Forfeitures

Forfeitures amounting to approximately $1,500 were used to offset administrative fees during the year and a balance of $598,494 was held in forfeited, nonvested accounts at December 31, 2002 which may be used to offset future contributions or reduce plan expenses. A portion of this balance may be used to offset the profit sharing contribution for 2002.

Note 2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as profit sharing plan accruals. Accordingly, actual results may differ from those estimates.

ACS GOVERNMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 2. Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

Fidelity Management Trust Company (Fidelity) holds the Plan’s investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Note 3. Income Tax Status

The Internal Revenue Service has determined by letter dated February 1, 1996, that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan has since been amended and restated and a request for a new determination was filed on February 28, 2002. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 4. Investments

The Plan maintains the following participant directed investments, which represent 5% or more of net assets available for benefits at December 31, 2002:

Fidelity Retirement Money Market Portfolio	$41,951,543
Fidelity Growth Company Fund	24,358,093
Fidelity Spartan US Equity Index	21,483,014
ACS Stock Fund	11,756,271
PIMCO Total Return Fund	8,348,513

Note 5. Related Party Transactions

The Plan invested in units of pooled separate accounts managed by a subsidiary of Fidelity, who acted as custodian of the Plan’s assets as defined by the Plan. This transaction qualifies as a party-in-interest transaction. However, it is exempt from the prohibited transaction rules.

ACS GOVERNMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 6. Plan Mergers

All assets of Clinton Computer, Inc. 401(k) Profit Sharing Plan were merged into the ACS Government Savings Plan during the year ended December 31, 2002. The funds transferred totaled approximately $258,000. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of Clinton Computer, Inc. from January 2002 through December 31, 2002.

All assets of Synetics, Inc. 401(k) Savings and Investment Plan were merged into the ACS Government Savings Plan during the year ended December 31, 2002. The funds transferred totaled approximately $12,770,000. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of Synetics, Inc. from April 2002 through December 31, 2002.

All assets of RMS Information Systems (a.k.a. Intellisource Group), Inc. Savings and Investment Plan were merged into the ACS Government Savings Plan during the year ended December 31, 2002. The funds transferred totaled approximately $21,770,000. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of RMS Information Systems, Inc. from January 2002 through December 31, 2002.

Note 7. Subsequent Event

In the normal course of business, the Company may consolidate additional plans or eliminate current subsidiaries into or out of the ACS Government Savings Plan.

Note 8. Form 5500

The Form 5500 is not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

ACS GOVERNMENT SAVINGS PLAN
DECEMBER 31, 2002

SUPPLEMENTAL SCHEDULES

ACS Government Savings Plan
Schedule H, line 4i — Schedule of Assets Held at December 31, 2002
EIN# 52-0882982
Plan Number: 005

	(b) Identity of
	issue, borrower,
	lessor, or similar	(c) Description of investment, including maturity date, rate of interest,		(e) Current
(a)	party	collateral, par, or maturity value	(d) Cost	Value

*	Fidelity	Noninterest Bearing Cash	$166,610	$166,610
*	Fidelity	Interest Bearing Cash	427,007	427,007
*	Fidelity	Fidelity Money Mkt Trust: Retirement	41,951,543	41,951,543
*	Fidelity	BrokerageLink Growth Oriented Mutual Funds	62,478	128,661
*	Fidelity	PIMCO Total Return Fund-Admin Class	8,419,816	8,348,513
*	Fidelity	Franklin Small Cap Growth Fund I-Class A	5,169,206	3,849,398
*	Fidelity	INVESCO Dynamics Fund	4,908,535	3,557,764
*	Fidelity	Brazos Real Estate Securities Fund	985,239	900,442
*	Fidelity	PIMCO High Yield Fund-Admin Class	347,459	331,564
*	Fidelity	Davis NY Venture Fund	769,400	684,488
*	Fidelity	Vanguard Global Equity Fund	841,583	731,733
*	Fidelity	Vanguard Balanced Fund	771,761	711,058
*	Fidelity	Fidelity Equity-Income Fund	7,035,111	6,422,201
*	Fidelity	Fidelity Growth Company Fund	35,582,502	24,358,093
*	Fidelity	Fidelity Low-Priced Stock Fund	6,661,399	6,203,209
*	Fidelity	Fidelity Diversified Intn’l Fund	8,633,861	7,897,202
*	Fidelity	Fidelity Freedom Income Fund	363,484	362,521
*	Fidelity	Fidelity Freedom 2000 Fund	1,646,165	1,567,041
*	Fidelity	Fidelity Freedom 2010 Fund	1,449,023	1,372,284
*	Fidelity	Fidelity Freedom 2020 Fund	8,518,359	7,131,440
*	Fidelity	Fidelity Freedom 2030 Fund	1,041,908	880,646
*	Fidelity	Fidelity Spartan US Equity Index Fund	25,653,678	21,483,014
*	Fidelity	Fidelity Freedom 2040 Fund	1,198,684	953,685
*	Fidelity	ACS Stock Fund	10,033,621	11,756,271
*	Fidelity	Nonemployee Corporate Common Stock	161,240	185,189
*	Fidelity	Nonemployee Corporate Preferred Stock	2,075	2,270
		Participant Loans (5.75% to 10.75% interest rate)	—	3,621,215

			$172,801,747	$155,985,062

*            Denotes a party-in-interest

ACS Government Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions for the Year ended December 31, 2002
EIN# 52-0882982
Plan Number: 005

(a)Identity of party involved	(b)Description of asset	(c)Purchase price	(d)Selling price	(g)Cost of Asset	(i)Net gain or (loss)

Fidelity	Fidelity Retirement Money Market	$8,067,295	$—	$—	$—
Fidelity	Fidelity Retirement Money Market	—	8,112,704	8,112,704	—

REQUIRED INFORMATION

     The ACS Government Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of SalmonBeach & Associates PLLC